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                              December 5, 2022

       David Fallon
       Chief Financial Officer
       Vertiv Holdings Co
       505 N Cleveland Ave
       Westerville, Ohio 43082

                                                        Re: Vertiv Holdings Co
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K furnished
October 26, 2022
                                                            File No. 001-38518

       Dear David Fallon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations , page 39

   1. We note that your discussion of your results of operations includes only the years ended
                                                        December 31, 2021 and
2020. Generally, your discussion must cover the periods covered by the financial
statements (i.e. the three years ended December 31, 2021). However, if you are omitting a
discussion about the earliest of the three years as allowed by Instruction
                                                        1 to paragraph (b) in
Item 303 of Regulation S-K, you must include a statement that identifies the location
in the prior filing where the omitted discussion may be found.
                                                        Please revise future
filings accordingly.
       Capital Resources and Liquidity, page 42

   2. Please revise future filings to ensure your liquidity discussion analyzes material cash requirements from known
contractual and other obligations such as lease obligations,
 David Fallon
Vertiv Holdings Co
December 5, 2022
Page 2
         purchase obligations or other liabilities on your balance sheet. Such disclosures must specify the type of obligation and the relevant time period for the related cash requirements. Your disclosure should also describe your material cash requirements, including commitments for capital expenditures, as of the end of the latest fiscal period, the anticipated source of funds needed to satisfy such cash requirements and the general purpose of such requirements. See guidance in Item 303(b)(1) of Regulation S-K.
Form 8-K furnished October 26, 2022

Exhibit 99.1 Earnings Release, page 13

3. We note from your reconciliation on page 13, that free cash flow is calculated as net cash provided by (used for) operating activities adjusted for capital expenditures, investments in capitalized software, and proceeds from disposition of PP&E. We also note that this calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In future filings, in order to avoid potential confusion, please revise the title of your non-GAAP measure
to    adjusted free
         cash flow    or a similar title. Refer to Question 102.07 of the SEC
Staff's Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-
3629 with any questions.



FirstName LastNameDavid Fallon                                  Sincerely,
Comapany NameVertiv Holdings Co
                                                                Division of
Corporation Finance
December 5, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName